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                 October 10, 2023

       Dean Manson
       Chief Legal Officer
       EchoStar CORP
       100 Inverness Terrace East
       Englewood, Colorado 80112

                                                        Re: EchoStar CORP
                                                            Registration
Statement on Form S-4
                                                            Filed October 3,
2023
                                                            File No. 333-274837

       Dear Dean Manson:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Scott Crofton